Ferrellgas Partners, L.P.

Ferrellgas Partners Finance Corp.

7500 College Blvd., Suite 1000

Overland Park, Kansas 66210

June 7, 2012

Via EDGAR

Mr. Christopher Owings

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Ferrellgas Partners, L.P. and Ferrellgas Partners Finance Corp.

Registration Statement on Form S-3 (File No. 333-180684)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, Ferrellgas Partners, L.P. and Ferrellgas Partners Finance Corp. hereby request that the registration statement referenced above be accelerated to 10:00 a.m. Eastern Daylight Time on Tuesday, June 12, 2012, or as soon thereafter as practicable.  In connection therewith, Ferrellgas Partners, L.P. and Ferrellgas Partners Finance Corp. acknowledge that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Ferrellgas Partners, L.P. or Ferrellgas Partners Finance Corp. from their full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•                  Ferrellgas Partners, L.P. and Ferrellgas Partners Finance Corp. may not assert staff comments or the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please acknowledge receipt and confirm that the requested accelerated time and date for effectiveness of the referenced registration statement is acceptable.  Please feel free to call me at 913-661-1528 if you have any questions.

Sincerely,

/s/ J. Ryan VanWinkle
J. Ryan VanWinkle
Senior Vice President & Chief Financial Officer

cc:                                 David L. Ronn

McGuireWoods LLP